UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 03, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 July 2015
Exhibit No. 2	Notice to Covered Bondholders dated 08 July 2015
Exhibit No. 3	Publication of Prospectus dated 14 July 2015
Exhibit No. 4	Blocklisting Interim Review 16 July 2015
Exhibit No. 5	Notice to Covered Bondholders 17 July 2015
Exhibit No. 6	2015 Interim Results: conference call and webcast dated 29 July 2015
Exhibit No. 7	Director/PDMR Shareholding dated 31 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 03, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 03, 2015
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Exhibit No. 1

1 July 2015
Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2015, Barclays PLC's issued share capital consists of 16,773,392,629 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,773,392,629) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

NOTICE TO COVERED BONDHOLDERS

BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

to the holders of the outstanding Covered Bonds

1. We refer to the notice to Covered Bondholders dated 8 May 2015 (the "Notice").

2. Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays
    Covered Bonds LLP and Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented.

3. As stated in the Notice, an amendment was made to the terms of the account bank agreement to the effect that Wells Fargo Bank, N.A., London Branch ("Wells Fargo") be appointed standby account bank pursuant to the terms of a standby account bank agreement dated 6 May 2015 (the "Standby Account Bank Agreement"). Upon the existing account bank ceasing to be a Qualified Institution and the relevant notice being served, Wells Fargo was to become Account Bank and the Standby Account Bank Agreement was to become the Account Bank Agreement.

4. On 9 June 2015, the existing Account Bank ceased to be a Qualified Institution. Following the service of the required notice and pursuant to the terms of the Standby Account Bank Agreement, Wells
    Fargo is now Account Bank and the Standby Account Bank Agreement is now the Account Bank Agreement for all purposes under the Programme.

5. A copy of the Standby Account Bank Agreement will be available for inspection at the specified office of the Issuer set out at paragraph 6 below and at the specified office of the Paying Agent, currently located at Citigroup Centre, Canada Square, London, E14 5LB, United Kingdom.

6. For further information regarding the matters set out in this notice, please contact:

Barclays Treasury

1 Churchill Place

London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated: 8 July 2015

Exhibit No.3

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 5 dated 13 July 2015 to the Base Prospectus dated 13 August 2014 for the £60,000,000,000 Debt Issuance Programme of Barclays PLC and Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/9677S_-2015-7-14.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act, a "U.S. Person"); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not a U.S. Person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 4
BLOCK LISTING SIX MONTHLY RETURN

Date:  16 July 2015

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 January 2015 - 30 June 2015
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Barclays Incentive Share Option Plan	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	32,474,531	2,946,336	23,042,565	1,988,607	28,400,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	220,000,000	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	6,233,434	0	7,623,950	215,077,486	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	26,241,097	2,946,336	15,418,615	6,911,121	28,400,000
Name of contact:	Laura Martin
Telephone number of contact:	020 7116 2909

Exhibit No. 5

NOTICE TO COVERED BONDHOLDERS

BARCLAYS BANK PLC
1 Churchill Place
London E14 5HP
(the "Issuer")

(incorporated with limited liability in England and Wales with registered number 1026167)

€35 billion Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by BARCLAYS COVERED BONDS LLP
(the "Programme")

NOTICE OF SERIES 2012-1, SERIES 2014-1 AND SERIES 2015-1 COVERED BOND SWAP NOVATIONS

to the holders of the outstanding Covered Bonds

1. DEFINITIONS

1.1       Capitalised terms used herein but not otherwise defined shall have the same meaning given to them in the master definitions schedule dated 18 December 2007 between, inter alios, the Issuer, Barclays Covered Bonds LLP (the "LLP") and the Citicorp Trustee Company Limited, as from time to time amended, varied, novated or supplemented (the "Master Definitions Schedule").

2. NOVATION OF SERIES 2012-1, SERIES 2014-1 AND SERIES 2015-1 COVERED BOND SWAP

2.1       With effect from 13 July 2015, Barclays Bank PLC and the LLP have entered into ISDA Novation Agreements (the "Novation Agreements") with National Bank of Abu Dhabi PJSC ("NBAD") pursuant to which the role of Covered Bond Swap Provider with respect to each of:

2.1.1 the Series 2012-1 £1,000,000,000 4.25 per cent. Covered Bonds due 2022 (the "Series 2012-1 Covered Bonds");

2.1.2 the Series 2014-1 £1,500,000,000 Floating Rate Covered Bonds due 2017 (the "Series 2014-1 Covered Bonds"); and

2.1.3        the Series 2015-1 £1,000,000,000 Floating Rate Covered Bonds due 2018 (the "Series 2015-1 Covered Bonds", and together with the Series 2012-1 Covered Bonds and the Series 2014-1 Covered Bonds, the "Relevant Covered Bonds"),

has been novated from Barclays Bank PLC to NBAD (the "Covered Bond Swap Novations").

2.2       In consequence of the Covered Bond Swap Novations, with effect from 13 July 2015 the LLP has entered into new covered bond swap agreements in respect of each series of the Relevant Covered Bonds (the "New Covered Bond Swap Agreements") with NBAD as Covered Bond Swap Provider.

3. AGREEMENTS AVAILABLE FOR INSPECTION

3.1       Copies of the Novation Agreements and the New Covered Bond Swap Agreements will be available for inspection at the specified office of the Issuer set out at paragraph 4 below with effect from 13 July 2015 and at the specified office of the Paying Agent, currently located at Citigroup Centre, Canada Square, London, E14 5LB, United Kingdom.

4. FURTHER INFORMATION

For further information regarding the matters set out in this notice, please contact:

Barclays Treasury
1 Churchill Place
London E14 5HP

This notice does not constitute or form part of any offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.

Dated: 17 July 2015

Exhibit No. 6

29 July 2015

Barclays PLC

2015 Interim Results

John McFarlane, Executive Chairman, and Tushar Morzaria, Group Finance Director, are hosting an analyst and investor conference call and webcast today at 09:30 (UK time).

A copy of their remarks and slides are available at www.home.barclays/results

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0) 20 7116 4943	+44 (0) 20 3134 7744

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No. 7

31 July 2015
Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

1.     On 30 July 2015 the following ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") were purchased on the London Stock Exchange on behalf of the Chairman and the Non-executive Directors of the
        Company at a price of £2.865991 per Share. These purchases arise from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
Mike Ashley	2,452	23,547	-
Tim Breedon	2,384	19,196	-
Diane de Saint Victor	3,363	21,559	-
Crawford Gillies	2,332	58,856	-
Reuben Jeffery1	3,467	184,988	-
Wendy Lucas-Bull	2,432	14,672	-
John McFarlane	5,980	11,995	-
Dambisa Moyo	2,252	40,696	-
Sir Michael Rake	3,204	75,670	-
Steve Thieke2	2,730	23,123	-
Frits van Paasschen3	2,697	17,168	-

1 Reuben Jeffery's beneficial interest comprises 31,503 American Depositary Shares and 58,976 Ordinary Shares in Barclays PLC

² Steve Thieke's beneficial interest comprises 3,000 American Depositary Shares and 11,123 Ordinary Shares in Barclays PLC

3 Frits van Paasschen's beneficial interest comprises 651 American Depositary Shares and 14,564 Ordinary Shares in Barclays PLC

4 Each American Depositary Share represents four ordinary shares

2.      The Barclays Wealth Nominees Limited notified the Company on 30 July 2015 that on 30 July 2015 it sold Shares on the London Stock Exchange for the following Person Discharging Managerial Responsibility ("PDMR") at a
         price of £2.886 per Share.

PDMR	NO. OF SHARES SOLD
M Roemer	8,517

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744